SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period November 5, 2005 to November 10, 2005
PENGROWTH ENERGY TRUST
2900, 240 - 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☐                               Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                               No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________]

DOCUMENTS FURNISHED HEREUNDER:
1.	Third Quarter Report for the period ended September 30, 2005.

2.	Update Regarding Non-Resident Ownership and Mutual Fund Trust Status.

3.	Certification of Interim Filings – CEO.

4.	Certification of Interim Filings – CFO.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
November 10, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

T H I R D   Q U A R T E R   R E S U L T S
S E P T E M B E R   3 0 ,   2 0 0 5
H I G H L I G H T S
During the third quarter of 2005, Pengrowth generated record distributable cash at $162 million versus $104 million in the third quarter of 2004, an increase of more than 55 percent. This is the third consecutive quarter of record distributable cash. Distributable cash for the first nine months of 2005 increased 43 percent to $424 million from $296 million in the comparable period of 2004 representing the highest level of distributable cash generated over any three consecutive quarters in Pengrowth’s history.
•
Distributions to unitholders in the quarter totaled $0.69 per trust unit representing a payout ratio of 69 percent of cash generated from operations. Pengrowth’s year-to-date payout ratio decreased to approximately 77 percent of cash generated from operations, representing the lowest payout ratio for any nine month period on record. The decrease in payout ratio is mainly a result of higher commodity prices and production.
•
Pengrowth is pleased to announce an increase in monthly distributions for the fourth quarter of 2005 from $0.23 to $0.25 per trust unit beginning with the December 15, 2005 distribution.
•
Capital expenditures for the first nine months of 2005 of $115 million were fully funded with retained cash and proceeds from the exercise of trust unit rights and options. Pengrowth currently anticipates the full year 2005 capital program to total $185 million.
•
During the third quarter, Pengrowth executed purchase and sale agreements with several parties for the sale of certain non-core Pengrowth properties with associated production estimated at 200 barrels of oil equivalent per day for gross proceeds of approximately $19 million. In addition, Pengrowth is working towards finalizing purchase and sale agreements with several parties for gross proceeds of $20 million and associated production estimated at 400 barrels of oil equivalent per day.
•
At the end of the third quarter of 2005, Pengrowth was capitalized with 12 percent net debt (long-term debt less working capital) representing a net debt to annualized cash flow from operations of 0.8 times.
•
The strategy of Pengrowth’s board is to continue to seek long life reservoirs with large reserves in place particularly where Pengrowth can augment value through enhanced recovery techniques. In order to increase the efficiency of our operations and to add momentum to value enhancing activities, Pengrowth has actively sought and successfully retained senior operations management. Pengrowth is pleased to welcome Larry Strong, Vice President, Geosciences; Jim Causgrove, Vice President, Production and Operations; and Bill Christensen, Vice President, Strategic Planning and Reservoir Exploitation to the Pengrowth team.
•
Note regarding currency: All figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

- 2 - PENGROWTH ENERGY TRUST
Summary of Financial and Operating Results

	Three Months ended			Nine Months ended
	September 30%			September 30%
($thousands, except per unit amounts)	2005	2004	Change	2005	2004	Change
INCOME STATEMENT
Oil and gas sales	$304,484	$226,514	34%	$797,587	$592,569	35%

Net income	$100,243	$51,271	96%	$209,663	122,607	71%
Net income per unit	$0.63	$0.38	66%	$1.34	$0.93	44%

Cash generated from operations	$158,976	$116,258	37%	$421,482	$310,880	36%
Cash generated from operations per unit	$1.00	$0.86	16%	$2.70	$2.35	15%

Distributable cash*	$162,009	$104,304	55%	$423,860	$296,220	43%
Distributable cash per unit*	$1.02	$0.77	32%	$2.71	$2.24	21%
Distributions	$109,853	$93,870	17%	$326,119	$266,595	22%
Distributions paid or declared per unit	$0.69	$0.67	3%	$2.07	$1.94	7%

Weighted average number of units outstanding	158,789	135,906	17%	156,318	132,213	18%

BALANCE SHEET
Working capital	$(77,528)	$(311,352)	(75)%	$(77,528)	$(311,352)	(75)%
Property, plant and equipment and other assets	$2,090,399	$1,985,737	5%	$2,090,399	$1,985,737	5%
Long-term debt	$422,220	$355,320	19%	$422,220	$355,320	19%
Unitholders’ equity	$1,467,859	$1,235,575	19%	$1,467,859	$1,235,575	19%
Unitholders’ equity per unit	$9.22	$9.06	2%	$9.22	$9.06	2%

Number of units outstanding at period end	159,263	136,449	17%	159,263	136,449	17%

DAILY PRODUCTION
Crude oil (barrels)	20,660	20,735	0%	20,670	21,051	(2)%
Heavy oil (barrels)	5,405	6,507	(17)%	5,695	2,799	103%
Natural gas (thousands of cubic feet)	164,288	166,618	(1)%	158,426	140,133	13%
Natural gas liquids (barrels)	5,448	5,139	6%	5,885	5,246	12%
Total production (boe)	58,894	60,151	(2)%	58,654	52,452	12%

TOTAL PRODUCTION (mboe)	5,418	5,534	(2)%	16,013	14,372	11%

PRODUCTION PROFILE
Crude oil	35%	34%		35%	40%
Heavy oil	9%	11%		10%	5%
Natural gas	47%	46%		45%	45%
Natural gas liquids	9%	9%		10%	10%

AVERAGE REALIZED PRICES
Crude oil (per barrel)	$63.95	$45.15	42%	$58.31	$42.71	37%
Heavy oil (per barrel)	$47.74	$37.96	26%	$33.82	$36.25	(7)%
Natural gas (per mcf)	$8.57	$6.36	35%	$7.61	$6.72	13%
Natural gas liquids (per barrel)	$57.75	$42.33	36%	$52.59	$40.21	31%
Average realized price per boe	$56.07	$40.90	37%	$49.66	$41.05	21%
* See the section entitled “Non-GAAP Financial Measures”

PENGROWTH ENERGY TRUST - 3 -
Summary of Trust Unit Trading Data

	Three Months ended				Nine Months ended
	September 30				September 30
(thousands, except per unit amounts)	2005		2004		2005		2004
TRUST UNIT TRADING (Class A)
PGH (NYSE) after unit re-class*
High	$25.75	U.S.	$18.94	U.S.	$25.75	U.S.	$18.94	U.S.
Low	$21.55	U.S.	$14.40	U.S.	$18.11	U.S.	$14.40	U.S.
Close	$25.42	U.S.	$17.93	U.S.	$25.42	U.S.	$17.93	U.S.
Value	$340,318	U.S.	$350,374	U.S.	$1,190,435	U.S.	$350,374	U.S.
Volume (thousands of units)	14,502		21,200		55,276		21,200
PGF.A (TSX) *
High	$30.10		$24.19		$30.10		$24.19
Low	$26.30		$19.10		$22.15		$19.10
Close	$29.50		$22.67		$29.50		$22.67
Value	$58,000		$35,524		$157,672		$35,524
Volume (thousands of units)	2,047		1,672		5,894		1,672

TRUST UNIT TRADING (Class B)
PGF.B (TSX)*
High	$21.26		$20.00		$21.26		$20.00
Low	$18.25		$18.03		$16.10		$18.03
Close	$20.58		$18.87		$20.58		$18.87
Value	$441,039		$105,650		$1,327,210		$105,650
Volume (thousands of units)	22,738		5,588		71,326		5,588

TRUST UNIT TRADING (before unit re-class)
PGH (NYSE) before unit re-class*
High			$14.95	U.S.			$14.95	U.S.
Low			$13.84	U.S.			$11.62	U.S.
Close			$14.64	U.S.			$14.64	U.S.
Value			$84,506	U.S.			$905,950	U.S.
Volume (thousands of units)			5,797				64,890
PGF.UN (TSX)*
High			$19.75				$21.25
Low			$18.52				$15.55
Close			$19.42				$19.42
Value			$68,531				$964,766
Volume (thousands of units)			3,554				52,319

*	July 27, 2004, all trust units were re-classified into Class A or Class B trust units.

Class A trust units trade on the NYSE under PGH and on the TSX under PGF.A. Class B trust units trade only on the TSX under PGF.B.

- 4 - PENGROWTH ENERGY TRUST
President’s Message
Pengrowth is pleased to announce the unaudited quarterly results for the three months and nine months ended September 30, 2005. The quarter was characterized by solid operating results and robust commodity prices, allowing the trust to deliver exceptional results to its unitholders. For the third consecutive quarter Pengrowth has generated record distributable cash of $162 million as compared to $104 million in the third quarter of 2004, an increase of more than 55 percent.
Third quarter production increased approximately 12 percent on a year to date basis to 58,654 boe per day mainly as a result of the additional production associated with the Crispin acquisition, the increased interest in Swan Hills Unit No. 1 and ongoing development activities. Third quarter 2005 production decreased a modest two percent when compared to third quarter 2004 due mainly to natural production declines. Based on these results, Pengrowth now expects daily production to average between 57,500 to 58,500 boe per day for the full year 2005.
Pengrowth benefited from strong commodity prices during the quarter. Pengrowth’s average realized prices increased 42 percent to Cdn $63.95 for light crude oil and 35 percent to Cdn $8.57 per mcf for natural gas in the third quarter of 2005 as compared to the comparable period in 2004. On a combined barrels of oil equivalent basis (boe), Pengrowth’s average realized price increased 37 percent to Cdn $56.07 per boe as compared to the same three-month period in 2004.
During the quarter, Pengrowth continued to provide unitholders with a consistent monthly distribution of Cdn $0.23 per trust unit, the level of which distributions have been maintained since the last increase on November 15, 2004. The decision to maintain the distribution level, aided by higher commodity prices, resulted in a reduced payout ratio of 69 percent for the third quarter of 2005 and 77 percent year-to-date. Consequently, Pengrowth has been able to fully fund its year-to-date capital expenditures through the additional cash retained and proceeds from issuing trust units and the exercise of trust unit rights and options.
Over the past two quarters Pengrowth has fully funded its distributions and capital expenditures through withholdings from distributable cash. This is currently expected to continue in the fourth quarter should the recent significant increases in natural gas prices since September to the current U.S. $11.00 to $12.00 Henry Hub prices be sustained. As a result of the improved outlook for distributable income for the fourth quarter of 2005 and the full year 2006 based on recent forward strip pricing, the Board of Directors of Pengrowth Corporation have elected to increase the rate of the monthly distribution from $0.23 to $0.25 per trust unit, an increase of approximately 9 percent for the fourth quarter beginning with the December 15, 2005 distribution.
Pengrowth continues to have one of the highest quality asset bases in the sector and our team is continually assessing both opportunities for accretive acquisitions as well as opportunities to optimize the existing asset portfolio. As part of the optimization initiative, Pengrowth executed purchase and sale agreements with several parties during the third quarter of 2005 for the sale of certain non-core properties with associated production estimated at 200 boe per day for gross proceeds of approximately $19 million and is working toward finalizing additional agreements in the fourth quarter for gross proceeds of $20 million and associated production of 400 boe per day.
There has been increased market volatility in the trust sector of late which may be partially attributed to the Department of Finance’s consultation paper released on September 8, 2005 titled Tax and Other Issues Related to Publicly Listed Flow-Through Entities. The consultation process may result in changes to the regulatory or tax environment for Pengrowth and its unitholders which could adversely impact Pengrowth’s trust unit price and its distributions. The consultation paper launched a process of discussion and third-party input on the impact of publicly listed income trusts and other flow-through entities (FTEs) on federal tax revenues and the Canadian economy. Although not specifically referred to, FTEs could include royalty trusts such as Pengrowth Energy Trust. The consultation process will seek input on a number of questions, including:
•	Does the tax advantage of FTEs relative to public corporations have a significant impact on how businesses are organized in Canada?

•	Have FTEs had a significant impact on tax revenues? Is there potential for revenue losses to grow in the years to come?

•	What impacts are FTEs having on investment decision and the allocation of capital in Canada? Is the overall impact on the economy positive or negative?

•	Given the important role that tax-exempt investors play in Canadian capital markets, and could play in the FTE market, what impact could this have on government revenues and economic efficiency?

•	Overall, are there public policy concerns about FTEs and how the tax system influences their existence and, if so, what actions would be considered to address these concerns?
This process will not include separate consultations announced by the Department of Finance on December 6, 2004 regarding the 2004 Federal Budget proposals with respect to mutual funds maintained primarily for the benefit of non-residents. The Department of Finance has invited submissions until December 31, 2005. Subsequent to the consultation process the Minister of Finance announced that there would be a moratorium on the issuance of tax ruling to FTEs.

PENGROWTH ENERGY TRUST - 5 -
The royalty trust industry has become an important element of Canada’s capital markets and a significant contributor to the capital resources available to the petroleum industry and the efficiency of its operations. Throughout its 17 year history Pengrowth has fostered a culture of innovation, operational excellence and environmental stewardship acquiring and effectively managing legacy oil and natural gas properties in Canada. During that period Pengrowth has completed more than 50 acquisitions in accordance with a series of tax rulings and policy pronouncements by CRA and the Department of Finance while fostering relationships with all levels of government defined by consultation, cooperation and compliance.
Pengrowth will continue its approach of consultation and cooperation and intends to make specific submissions to the Department of Finance in both consultation processes on the benefits of achieving certainty and maintaining the tax and regulatory regime governing royalty trusts that has enhanced the value and efficiency of the petroleum industry and enabled Canadians across the country to participate in that process.
Pengrowth has sought and achieved compliance with applicable legal and regulatory provisions. On July 27, 2004, Pengrowth implemented a Class A and Class B trust unit structure to manage the level of non-resident ownership of the Fund. Subsequent to implementation of the structure, and prior to June 1, 2005, Pengrowth achieved foreign ownership below a threshold of 49.75% in accordance with an advance tax ruling by Canada Revenue Agency essentially confirming the status of Pengrowth Trust as a Mutual Fund Trust under the Income Tax Act (Canada).
To the extent that Class A trust units in the future represent less than the ownership threshold of 49.75 percent, conversion of Class B trust units to Class A trust units is permissible under the Trust Indenture. Pengrowth proposed a new form of reservation system that was approved in principle by unitholders at the Annual & Special Unitholder Meeting on April 26, 2005 in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. Pengrowth is currently working with Computershare Trust Company of Canada to design an appropriate system and proposes to make a press release in respect to the implementation of the system during the fourth quarter.
Pengrowth has been committed to building its business and attaining excellence in all aspects of its business endeavours. The strategy of Pengrowth’s board is to continue to seek long-life reservoirs with large reserves in place particularly where Pengrowth can augment value through enhanced recovery techniques. Pengrowth also has core competencies in the development of shallow gas and is developing expertise in coal bed methane and heavy oil as new core areas.
The acquisitions market is anticipated to continue to be highly competitive, particularly with continuing robust commodity prices. Pengrowth will pursue innovative mechanisms to add value to transactions. Pengrowth will also focus on the enhancement of value of Pengrowth’s legacy assets through efficient operations, effective application of technology and increased reliance upon exploitation and development drilling to add reserves. In the present environment we anticipate that there may be consolidation within the oil and natural gas industry. Pengrowth will continue to be opportunistic in the examination of potential mergers and acquisitions. During early 2005, Pengrowth completed the acquisition of Crispin Energy Inc. using both its Class A and Class B trust units as currency.
One of our focuses has been to attract, retain and develop significant technical and management expertise. I am pleased to announce several recent changes to the senior management team reflecting Pengrowth’s commitment to operational excellence, effective strategic planning and the creation of value through future development of Pengrowth’s strong suite assets.
Mr. Larry B. Strong has been appointed Vice President, Geosciences and an Officer of Pengrowth Corporation. He will focus on exploitation and exploration opportunities on Pengrowth’s existing land base and will add value in conjunction with new acquisitions. Mr. Strong is a highly qualified geologist with both solid management and business experience. Mr. Strong brings over 20 years experience in Earth Sciences beginning his career as a Petroleum Geologist/Geophysicist with Chevron Canada Resources. Prior to joining Pengrowth Mr. Strong served in senior geosciences roles at NCE Resources Group and Waterous & Co. and most recently served as an Officer and Vice President of Geosciences at Petrofund Corporation. Mr. Strong holds a Bachelor of Science (Specialist) in Geology and a Minor in Computer Science from Brandon University.

- 6 - PENGROWTH ENERGY TRUST
Mr. William Christensen who is presently consulting to Pengrowth will become Vice President, Strategic Planning and Reservoir Exploitation and an Officer of Pengrowth Corporation upon Canadian immigration approval. Mr. Christensen’s responsibilities will include a comprehensive review of past acquisitions and the effectiveness of Pengrowth’s exploitation and development programs as a basis for planning effective future initiatives to enhance unitholder value. Mr. Christensen has over 25 years in the energy sector including broad international experience, both in operations and the completion of transactions. Prior to a recent relocation to Houston, Mr. Christensen served as Vice President Planning with Northrock Resources. Before joining Northrock, Mr. Christensen served in several capacities during a long and varied career with Unocal Corporation. Mr. Christensen holds a Masters in Business Administration from UCLA and a Bachelor of Science in Mechanical Engineering from Oregon State University.
Mr. James Causgrove has been appointed Vice President, Production and Operations and an Officer of Pengrowth Corporation. He will have broad responsibilities for the operating activities of Pengrowth Corporation and Pengrowth’s ongoing development and growth. Mr. Causgrove has over 25 years of experience with Chevron, where he most recently held the position of Manager, New Growth Opportunities Group and Senior Vice President and Chief Operating Officer of Central Alberta Midstream. Mr. Causgrove has a broad operational background in drilling, production engineering and midstream areas across the Western Canadian Sedimentary Basin as well as significant experience in the property divestiture market and the analysis of potential corporate and acquisitions and divestitures, including the recent sale of Central Alberta Midstream. Mr. Causgrove holds a Bachelor of Science in Chemical Engineering from the University of Alberta and is a registered professional engineer.
Lynn Kis has resigned as Vice-President, Engineering. Ms. Kis made significant contributions to Pengrowth’s growth and development in her eight year career with Pengrowth and I would like to take this opportunity to thank Ms. Kis for her valued efforts on behalf of the trust and its unitholders.
I heartily welcome Mr. Strong, Mr. Christensen and Mr. Causgrove to Pengrowth. I am very proud of the work of our Pengrowth team, both in Calgary and in our field offices, and their continued commitment to Pengrowth Energy Trust. Pengrowth continues to enjoy the support of a strong and engaged Board of Directors with a broad base of experience. The board has directed considerable attention to both the substance and form of active corporate governance. Mr. William R. Stedman recently announced his retirement from the board in the face of other demands on his time. We appreciate Mr. Stedman’s contributions to Pengrowth and we will actively seek additional members to the board in the coming months.
Pengrowth remains committed to providing unitholders with stable distributions, superior value and long term growth and I look forward to our continued success in the quarters to come.
James S. Kinnear
Chairman, President and Chief Executive Officer
November 3, 2005
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, Calgary Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST - 7 -
Management’s Discussion and Analysis
The following discussion and analysis of financial results is based on information available to November 3, 2005 and should be read in conjunction with:
•	The MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003; and

•	The interim unaudited consolidated financial statements for the nine months ended September 30, 2005.
Note Regarding Forward-Looking Statements
This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
Non-GAAP Financial Measures
This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principals (GAAP). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as distributable cash, distributable cash per trust unit and operating netbacks do not have standardized meanings prescribed by GAAP. During the second quarter of 2005, Pengrowth’s withholding practice and presentation of distributable cash changed. The impact of the new practice is discussed in the Distributions and Taxability of Distributions section of this report, while the remaining non–GAAP measures are determined by reference to our financial statements. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
Overview
For the third consecutive quarter, Pengrowth achieved record net income and cash generated from operations in the third quarter of 2005. Also during the third quarter, Pengrowth divested certain non-core oil and natural gas properties for proceeds of approximately $19 million.
Continued strength in commodity prices and additional production from the Swan Hills Unit No. 1 and Crispin Energy Inc. acquisitions, which closed on February 28, 2005 and April 29, 2005, respectively, had a favourable impact on 2005 third quarter results relative to the third quarter of 2004.
Net Income
Net income for the third quarter of 2005 was $100.2 million ($0.63 per trust unit) compared to $51.3 million ($0.38 per trust unit) for the third quarter of 2004. For the first nine months of 2005 Pengrowth recorded net income of $209.7 million ($1.34 per trust unit) compared to $122.6 million ($0.93 per trust unit) for the first nine months of 2004. The increase in net income for the third quarter of 2005 compared to the same period last year is due mainly to a 37 percent increase in average commodity prices.
Production
Production for the third quarter of 2005 decreased approximately two percent compared to the third quarter of 2004. Natural production declines more than offset the increased production associated with ongoing development activities, the increased working interest in Swan Hills Unit No. 1, the Crispin acquisition and an additional shipment of condensate from the Sable Offshore Energy Project (SOEP). Third quarter production increased approximately two percent versus the second quarter of 2005 largely as a result of increased gas production at SOEP and Judy Creek.
On a year-to-date basis, production for the nine months ended September 30, 2005 was 12 percent higher than the same period last year, primarily due to the Murphy, Swan Hills Unit No. 1 and Crispin acquisitions and the contributions from ongoing development activities.

- 8 - PENGROWTH ENERGY TRUST

	Three months ended			Nine months ended
Daily Production	Sept 30, 2005	Jun 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004

Light crude oil (bbls)	20,660	20,906	20,735	20,670	21,051
Heavy oil (bbls)	5,405	5,641	6,507	5,695	2,799
Natural gas (mcf)	164,288	153,423	166,618	158,426	140,133
Natural gas liquids (bbls)	5,448	5,870	5,139	5,885	5,246

Total boe per day	58,894	57,988	60,151	58,654	52,452

Third quarter 2005 light crude oil production volumes remained relatively flat versus both the second quarter of 2005 and the third quarter of 2004. The Swan Hills Unit No. 1 and Crispin acquisitions, in addition to development activities over the past year, combined to offset natural production declines.
Heavy oil production decreased 17 percent in the third quarter of 2005 compared to the same period in 2004 and approximately four percent from the second quarter of 2005. The decrease is due to natural production declines, particularly at Tangleflags and Bodo.
Natural gas production remained unchanged in the third quarter of 2005 compared to the third quarter of 2004. Incremental volumes from development activities, including the Monogram area, as well as the Crispin acquisition largely offset the impact of natural production declines. Natural gas production was up seven percent versus the second quarter of 2005 resulting from additional volumes from SOEP and Judy Creek.
Natural gas liquids (NGL) production increased by six percent in the third quarter of 2005 over the same quarter of 2004 while decreasing seven percent versus the second quarter of 2005. The fluctuation in NGL sales is due in part to the timing of condensate sales from SOEP.
Prices
Pengrowth’s average commodity price per boe for the third quarter of 2005, after the impact of hedging, was 37 percent higher than the third quarter of 2004 and 17 percent higher than the second quarter of 2005.

Average realized prices Cdn$	Three months ended			Nine months ended
(after the impact of hedging)	Sept 30, 2005	Jun 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004

Light crude oil (per bbl)	$63.95	$56.44	$45.15	$58.31	$42.71
Heavy oil (per bbl)	47.74	30.32	37.96	33.82	36.25
Natural gas (per mcf)	8.57	7.34	6.36	7.61	6.72
Natural gas liquids (per bbl)	57.75	50.03	42.33	52.59	40.21

Total per boe	$56.07	$47.79	$40.90	$49.66	$41.05

Pengrowth’s average realized light crude oil price, net of hedging losses, increased 42 percent in the third quarter of 2005 and 37 percent for the first nine months compared to the same periods of 2004. The West Texas Intermediate (WTI) benchmark price increased 44 percent in the third quarter of 2005 compared to the same period last year. This was partially offset by the appreciation in the Canadian dollar relative to the U.S. dollar. Pengrowth’s average realized light crude oil price for the third quarter of 2005, net of hedging losses, increased 13 percent compared to the second quarter of 2005.
Pengrowth’s average realized heavy oil price increased 26 percent in the third quarter of 2005 compared with the third quarter of 2004 and 57 percent versus the second quarter of 2005. The year-to-date average realized heavy oil price for the first nine months of 2005 compared to the same period of 2004 decreased seven percent largely as a result of widening in the light/heavy price differential and the increasing cost of diluent used to process the oil for transport.

PENGROWTH ENERGY TRUST - 9 -

Pengrowth’s average realized natural gas price, net of hedging losses, for the third quarter of 2005 increased 35 percent to $8.57 per mcf compared to $6.36 per mcf over the same period last year, while also increasing 17 percent versus the second quarter of 2005 price of $7.34 per mcf. Pengrowth’s average natural gas price increased year over year by 13 percent to $7.61 per mcf. By comparison on a year-to-date basis, the NYMEX last day average price increased by 23 percent while the AECO monthly spot price increased 11 percent. Certain fixed price gas contracts which were associated with the Murphy acquisition also partially offset the increase in market prices.
Price Risk Management Program
Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to our monthly cash distributions and to partially secure returns on new acquisitions. On a combined basis, oil and gas hedging losses were $21.6 million ($3.99 per boe) for the third quarter and $38.1 million ($2.38 per boe) for the first nine months of 2005 compared to $18.9 million ($3.42 per boe) and $46.4 million ($3.23 per boe) for the respective periods of 2004.
With the continued strength in crude oil prices in the third quarter, Pengrowth realized a net hedging loss of $19.8 million ($10.42 per bbl) on crude oil price swap transactions, compared to a loss of $17.9 million ($9.38 per bbl) in the third quarter of 2004. On a year-to-date basis, Pengrowth has realized a net hedging loss of $37.4 million ($6.63 per bbl) for the first nine months of 2005 on crude oil price swap transactions, compared to a net hedging loss of $37.8 million ($6.55 per bbl) for the first nine months of 2004. In the third quarter of 2005, Pengrowth realized a net hedging loss of $1.8 million ($0.12 per mcf) related to natural gas financial swap contracts, compared to a net hedging loss of $1.0 million ($0.07 per mcf) for the same period last year. On a year-to-date basis, Pengrowth has realized a net hedging loss of $0.7 million ($0.02 per mcf) in the first nine months of 2005 related to natural gas financial swap contracts, compared to a net hedging loss of $8.6 million ($0.22 per mcf) for the same period of last year.
In conjunction with the Murphy acquisition on May 31, 2004, Pengrowth assumed certain fixed price natural gas sales contracts associated with the Murphy reserves. Under these contracts, Pengrowth is obligated to sell 3,886 mmbtu per day, until April 30, 2009 at an average contract price of Cdn $2.27 per mmbtu. As required by GAAP, the fair value of the contract was recognized as a liability based on the mark-to-market value at May 31, 2004. The liability at September 30, 2005 of $19.7 million will continue to be drawn down and recognized in income as the contract is settled. As this is a non-cash component of income, it is not included in the calculation of distributable cash. At September 30, 2005, the mark-to-market value of Pengrowth’s fixed price physical sales contract represented a potential loss of $37.8 million.
In addition, the following table lists the hedging contracts Pengrowth has in place at September 30, 2005.
Crude Oil

	Volume		Price
Remaining Term	(bbl per day)	Reference Point	per bbl

2005 - Financial
Oct 1, 2005 - Dec 31, 2005	10,000	WTI (1)	$54.39 Cdn

2006 - Financial
Jan 1, 2006 - Dec 31, 2006	4,000	WTI (1)	$64.08 Cdn

- 10 - PENGROWTH ENERGY TRUST
Natural Gas

	Volume		Price
Remaining Term	(mmbtu per day)	Reference Point	per mmbtu

2005 - Financial
Oct 1, 2005 - Dec 31, 2005	11,000	Tetco M3 (1)	$9.27 Cdn
Oct 1, 2005 - Dec 31, 2005	5,000	Transco Z6 (1)	$10.11 Cdn
Oct 1, 2005 - Dec 31, 2005	2,500	NGI Chicago (1)	$9.41 Cdn
Oct 1, 2005 - Dec 31, 2005	2,500	Nymex (1)	$14.07 Cdn
Oct 1, 2005 - Dec 31, 2005	2,370	AECO	$8.35 Cdn

2006 - Financial
Jan 1, 2006 - Dec 31, 2006	2,500	Transco Z6 (1)	$10.63 Cdn
Jan 1, 2006 - Dec 31, 2006	2,370	AECO	$8.03 Cdn
Jan 1, 2006 - Mar 31, 2006	2,500	Nymex (1)	$14.56 Cdn

(1) Associated Cdn$/US$ foreign exchange rate has been fixed.
At September 30, 2005, the mark-to-market value of Pengrowth’s commodity hedges represented a potential loss of $64.2 million which consisted of a loss of $25.0 million on natural gas contracts and $39.2 million for crude oil contracts.
Royalties
Royalties, including crown, freehold and overriding royalties, were 19 percent of oil and gas sales in the third quarter of 2005, compared to 22 percent in the third quarter of 2004 and 19 percent in the second quarter of 2005. The decrease in royalty rate from the third quarter of 2004 to the third quarter of 2005 is primarily due to the non-recurring nature of a $4.4 million adjustment for Judy Creek royalties that was included in the third quarter of 2004. For the first nine months, royalties were 18 percent and 19 percent in 2005 and 2004, respectively.
Operating Costs
Operating costs were $57.4 million ($10.59 per boe) for the third quarter of 2005, compared to $47.2 million ($8.53 per boe) for the third quarter of 2004 and $50.4 million ($9.56 per boe) for the second quarter of 2005. For the nine months ended September 30, 2005, operating costs were $156.9 million ($9.80 per boe) compared to $117.1 million ($8.15 per boe) for the same period of 2004. The Murphy, Swan Hills Unit No. 1 and Crispin acquisitions, higher utility and oilfield services costs and the expense associated with the trust unit award plan contributed to higher operating costs in total as well as on a per boe basis compared to the third quarter of 2004 and the second quarter of 2005.
Heavy oil operating costs in 2005 have been impacted by a $2.1 million adjustment related to a prior period expense on a non-operated property and higher costs associated with rising natural gas costs at thermal recovery operations.
Injectants for Miscible Floods
During the third quarter of 2005, Pengrowth purchased and capitalized $6.9 million of injectants and amortized $6.0 million against third quarter net income and distributable cash, compared to $3.0 million and $4.7 million, respectively, in the third quarter of 2004 and $5.7 million and $6.0 million in the second quarter of 2005. On a year-to-date basis, Pengrowth has purchased and capitalized $20.2 million of injectants and amortized $17.3 million, compared to $12.2 million and $14.7 million, respectively, in the same period last year. The increase in injectant costs year over year is due mainly to Pengrowth’s increased working interest at Swan Hills Unit No. 1. The majority of ethane and natural gas volumes injected at Judy Creek are proprietary volumes produced from Judy Creek and the Swan Hills area. Revenue is not recorded for volumes that are produced and subsequently re-injected.
At September 30, 2005, the balance of unamortized injectant costs was $27.9 million.

PENGROWTH ENERGY TRUST - 11 -
Operating Netbacks
There is no standardized measure of operating netbacks and therefore, operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude oil, heavy oil, natural gas and natural gas liquids production.
Operating netbacks during the quarter increased by approximately 49 percent reflecting the overall increase in oil and gas prices, net of hedging, offset partially by the increase in operating costs per boe.

	Three months ended		Nine months ended
Combined Netbacks ($ per boe)	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004

Sales price	$56.07	$40.90	$49.66	$41.05
Other production income	0.13	0.02	0.15	0.18

	56.20	40.92	49.81	41.23
Processing and other income	0.39	0.53	0.86	0.70
Royalties	(10.60)	(8.88)	(9.11)	(7.73)
Operating costs	(10.59)	(8.51)	(9.80)	(8.18)
Transportation costs	(0.36)	(0.44)	(0.35)	(0.40)
Amortization of injectants	(1.10)	(0.85)	(1.08)	(1.02)

Operating netback	$33.94	$22.77	$30.33	$24.60

	Three months ended		Nine months ended
Light Crude Netbacks ($ per bbl)	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004

Sales price	$63.95	$45.15	$58.31	$42.71
Other production income	0.37	0.06	0.44	0.44

	64.32	45.21	58.75	43.15
Processing and other income	0.64	0.25	0.51	0.45
Royalties	(11.03)	(10.29)	(9.39)	(6.96)
Operating costs	(12.85)	(9.38)	(11.58)	(9.34)
Transportation costs	(0.29)	(0.23)	(0.30)	(0.23)
Amortization of injectants	(3.14)	(2.46)	(3.07)	(2.55)

Operating netback	$37.65	$23.10	$34.92	$24.52

	Three months ended		Nine months ended
Heavy Oil Netbacks ($ per bbl)	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004

Sales price	47.74	37.96	33.82	36.25

Processing and other income	(0.83)	—	0.24	—
Royalties	(8.00)	(5.55)	(5.03)	(5.35)
Operating costs	(16.30)	(11.20)	(16.95)	(10.14)

Operating netback	$22.61	$21.21	$12.08	$20.76

	Three months ended		Nine months ended
Natural Gas Netbacks ($ per mcf)	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004

Sales price	$8.57	$6.36	$7.61	$6.72

Processing and other income	0.09	0.16	0.24	0.19
Royalties	(1.47)	(1.27)	(1.36)	(1.22)
Operating costs	(1.31)	(1.22)	(1.19)	(1.15)
Transportation costs	(0.09)	(0.13)	(0.09)	(0.11)

Operating netback	$5.79	$3.90	$5.21	$4.43

- 12 - PENGROWTH ENERGY TRUST

	Three months ended		Nine months ended
NGL Netbacks ($ per bbl)	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004

Sales price	$57.75	$42.33	$52.59	$40.21

Royalties	(20.57)	(14.19)	(16.27)	(14.07)
Operating costs	(10.13)	(8.07)	(8.65)	(7.95)
Transportation costs	—	(0.10)	—	(0.10)

Operating netback	$27.05	$19.97	$27.67	$18.09

General and Administrative
General and administrative expenses (G&A) were $7.6 million ($1.40 per boe) in the third quarter of 2005 compared to $6.1 million ($1.11 per boe) for the third quarter of 2004. For the first nine months of 2005, G&A was $21.8 million ($1.36 per boe) compared to $17.5 million ($1.22 per boe) for the same period last year. Included in the third quarter of 2005 G&A is $0.6 million of non-cash compensation costs related to trust unit rights and deferred entitlement trust units (see note 1 to consolidated financial statements) compared to $0.6 million for the third quarter of 2004. The year-to-date non-cash component is $2.1 million compared to $1.9 million for the first nine months of 2004. Excluding the non-cash component of G&A, 2005 year-to-date G&A has increased over 2004 levels by $4.1 million mainly due to the addition of personnel and office space required to manage the Murphy assets as well as the expense associated with the trust unit award plan.
Management Fees
Management fees were $3.5 million ($0.65 per boe) for the third quarter of 2005 compared to $2.5 million ($0.45 per boe) for the third quarter of 2004. For the first nine months of 2005, management fees were $11.6 million ($0.72 per boe) for 2005 compared to $10.3 million ($0.72 per boe) for the same period in 2004.
Management fees recorded in the third quarter of 2005 include an accrual for estimated performance fees of $1.9 million. Under the current management agreement, which came into effect July 1, 2003, the manager will earn a performance fee if Pengrowth trust unit total returns exceed eight percent per annum on a three year rolling average basis. The maximum fees payable, including the performance fee, is limited to 80 percent of the fees that would otherwise have been payable under the previous management agreement for the first three years and 60 percent for the subsequent three years. Management fees have increased from 2004 mainly due to higher commodity prices that have increased cash generated from operations.
Interest
Interest expense decreased to $5.6 million in the third quarter of 2005 compared to $8.7 million for the third quarter of 2004 primarily due to reduced debt level. For the first nine months of 2005, interest expense was $16.8 million compared to $20.6 million for the same period of 2004. Interest expense includes $1.2 million of fees on a year-to-date basis related to the amortization of U.S. debt issue costs and imputed interest on the note payable to Emera Offshore Incorporated.
Depletion and Depreciation
Depletion and depreciation costs increased to $73.5 million in the third quarter of 2005 compared to $69.3 million in the third quarter of 2004. For the first nine months of 2005, depletion and depreciation costs were $213.6 million compared to $177.9 million in the first nine months of 2004. On a per boe basis, depletion and depreciation costs have increased to $13.57 per boe in the third quarter of 2005 compared to $12.53 per boe in the third quarter of 2004, and $13.34 per boe on a year-to-date basis, compared to $12.38 per boe in the first nine months of 2004. The increase is mainly attributable to recent purchases, including the Murphy acquisition in May 2004. With the sustained strength in commodity prices in recent years, the higher cost of acquiring oil and gas properties has increased the depletion rate per boe produced.
Distributions and Taxability of Distributions
Pengrowth generated $162.0 million ($1.02 per average trust unit outstanding) of distributable cash related to third quarter 2005 operations, compared to $104.3 million ($0.77 per average trust unit outstanding) in the third quarter of 2004. For the first nine months of 2005, Pengrowth generated $423.9 million distributable cash compared to $296.2 million in the first nine months of 2004. Distributions were $326.1 million for 2005 (2004 — $266.6 million) and as a percentage of cash generated from operations (payout ratio) represent approximately 77 percent (2004 — 86 percent). Pengrowth’s previous practice had been to withhold approximately 10 percent of cash available for distribution to repay debt and/or contribute to capital spending. For the third quarter of 2005, the Board of Directors resolved to maintain the existing level of distributions at $0.23 per trust unit. Given the level of current commodity prices, this action has resulted in an increase in cash available to help fund Pengrowth’s capital expenditures. Pengrowth is pleased to announce an increase in monthly distributions to $0.25 per trust unit for the fourth quarter of 2005 beginning with the December 15, 2005 distribution.

PENGROWTH ENERGY TRUST - 13 -
The following is a summary of recent monthly distributions and future key dates:

Ex-Distribution		Distribution	Distribution Amount	US $
Date *	Record Date	Payment Date	per Trust Unit	Amount**

December 29, 2004	December 31, 2004	January 15, 2005	$0.23	$0.19
December 30, 2004 (U.S.)	January 3, 2005 (U.S.)
January 28, 2005	February 1, 2005	February 15, 2005	$0.23	$0.19
February 25, 2005	March 1, 2005	March 15, 2005	$0.23	$0.19
March 30, 2005	April 1, 2005	April 15, 2005	$0.23	$0.19
April 28, 2005	May 2, 2005	May 15, 2005	$0.23	$0.18
May 30, 2005	June 1, 2005	June 15, 2005	$0.23	$0.18
May 27, 2005 (U.S.)	May 31, 2005 (U.S.)
June 28, 2005	June 30, 2005	July 15, 2005	$0.23	$0.19
July 27, 2005	July 29, 2005	August 15, 2005	$0.23	$0.19
July 28, 2005 (U.S.)	August 1, 2005 (U.S.)
August 29, 2005	August 31, 2005	September 15, 2005	$0.23	$0.19
September 28, 2005	September 30, 2005	October 15, 2005	$0.23	$0.19
September 29, 2005 (U.S.)	October 3, 2005 (U.S.)
October 28, 2005	November 1, 2005	November 15, 2005	$0.23	$0.19
November 29, 2005	December 1, 2005	December 15, 2005

*	To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.

**	Before applicable withholding taxes.
Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $0.69 per trust unit as cash distributions during the third quarter of 2005.
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. In conjunction with the change to Pengrowth’s withholding practice, distributable cash as presented below may not be comparable to previous disclosures. The following table provides a reconciliation of distributable cash for the three and nine month periods ended September 30, 2005 and 2004.

- 14 - PENGROWTH ENERGY TRUST

	Three months ended Sept 30		Nine months ended Sept 30
($thousands, except per unit amounts)	2005	2004	2005	2004

Cash generated from operations	158,976	116,258	421,482	310,880
Change in non-cash operating working capital	(789)	(9,857)	(1,840)	(9,749)
Change in deferred injectants	892	(1,663)	2,854	(2,482)
Change in remediation trust funds	(272)	(276)	(803)	(949)
Change in deferred charges	2,818	(473)	2,028	(1,420)
Other	384	315	139	(60)

Distributable cash	162,009	104,304	423,860	296,220

Allocation of Distributable Cash
Cash withheld	52,156	10,434	97,741	29,625
Distributions paid or declared	109,853	93,870	326,119	266,595

Distributable cash	162,009	104,304	423,860	296,220

Distributable cash per unit	1.02	0.77	2.71	2.24
Distributions paid or declared per unit	0.69	0.67	2.07	1.94
Payout ratio	69%	81%	77%	86%

At this time, Pengrowth anticipates that approximately 75 to 80 percent of 2005 distributions will be taxable to Canadian residents; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions and new equity offerings.
Liquidity and Capital Resources
Pengrowth’s long-term debt at September 30, 2005 was $422.2 million, compared to $345.4 million at December 31, 2004 and $355.3 million at September 30, 2004. During the third quarter, Pengrowth received $18.6 million of proceeds from the sale of non-operated oil and natural gas properties. Year-to-date capital expenditures, excluding acquisitions, of $114.5 million were financed through the combination of retained cash of $97.7 million and $32.0 million of proceeds from the exercise of trust unit rights and options.
Approximately $295 million of a $470 million revolving credit facility and a $35 million demand operating line of credit remain unutilized at September 30, 2005. The remainder of Pengrowth’s debt outstanding at the end of the third quarter 2005 is U.S. dollar denominated fixed rate term debt, details of which are provided in Note 2 to the financial statements. Due to the change in the value of the U.S. dollar relative to the Canadian dollar, an unrealized gain of $12.9 million has been recorded in the quarter ended September 30, 2005 ($8.2 million year-to-date) on the U.S. dollar denominated debt. Since the U.S. $200 million denominated debt was issued in April 2003, the Canadian dollar has strengthened significantly, resulting in a cumulative unrealized gain of $58.0 million.
At the end of the third quarter of 2005, Pengrowth was capitalized with 12 percent net debt (long-term debt less working capital) and 88 percent equity, as compared with 20 percent debt and 80 percent equity at the end of the third quarter of 2004 (based on quarter-end market capitalization). The Trust’s net debt to annualized cash flow from operations was approximately 0.8 times at the end of the third quarter of 2005, as compared to 1.7 times at the end of the third quarter of 2004.
As of November 2, 2005, the number of trust units outstanding was approximately:

(000’s)

Class A trust units	77,524
Class B trust units	81,817
Undeclared trust units	43

Total	159,384

PENGROWTH ENERGY TRUST - 15 -
As of November 2, 2005, the number of trust unit options, rights and deferred entitlement trust units was approximately:

(000’s)

Trust unit options	357
Rights incentive options.	1,554
Deferred entitlement trust units	150

Acquisitions and Dispositions
During the third quarter of 2005, Pengrowth received approximately $19 million of proceeds from the sale of non-core oil and natural gas properties with associated production of approximately 200 boe per day. Due to the timing of the sales, production from these properties is included in the third quarter of 2005 results.
Prior to the third quarter, Pengrowth successfully completed the acquisition of an additional 11.89 percent working interest in the Swan Hills Unit No. 1 property for $87 million which was funded through additional debt. Pengrowth also closed the acquisition of all of the issued and outstanding shares of Crispin Energy Inc. on April 29, 2005 by issuing approximately 677,000 Class A trust units and approximately 3,552,000 Class B trust units, valued at $88 million, and assuming debt of approximately $20 million.
Capital Spending
Capital expenditures for the nine months ending September 30, 2005 totaled $114.5 million including $24.6 million at Judy Creek, $18.5 million at SOEP, $7.8 million at Buick, $5.5 million at Swan Hills Unit No. 1, $4.9 million at Weyburn, and $4.5 million at Squirrel.
Pengrowth currently expects to spend a total of approximately $70 million on development activities in the remaining quarter of 2005 for a total revised capital program of approximately $185 million for full year 2005. The revised capital plan represents a decrease of $30 million or 14 percent from the previous guidance of $215 million. The reduction in the 2005 capital program reflects the impact of limited rig availability and weather related delays in planned development activities which have resulted in deferral of related expenditures to the 2006 capital year. This includes development activity planned at Pengrowth’s operated Judy Creek and in Northeast British Columbia properties, as well as additional development drilling and facilities at the non-operated SOEP, Swan Hills Unit No. 1, Quirk Creek and Weyburn properties. Capital expenditures year-to-date have been fully funded from retained cash and proceeds from trust unit rights and options exercised.
Summary of Quarterly Results
The following table is a summary of quarterly results for 2003, 2004 and the first three quarters of 2005. Net income and net income per trust unit for the third quarter of 2005 increased over the second quarter of 2005, mainly due to a 19 percent increase in average per boe price realized as well as a $16 million change in unrealized foreign exchange gain partly offset by increased utility costs and the expense associated with the trust unit award plan.

	2005
	Q1	Q2	Q3

Oil and gas sales ($000’s)	239,913	253,189	304,484
Net income ($000’s)	56,314	53,106	100,243
Net income per unit ($)	0.37	0.34	0.63
Net income per unit — diluted ($)	0.37	0.34	0.63
Distributable cash ($000’s)	127,804	134,047	162,009
Actual distributions paid or declared per unit ($)	0.69	0.69	0.69
Daily production (boe)	59,082	57,988	58,894
Total production (mboe)	5,317	5,277	5,418
Average realized price per boe ($ per boe)	44.97	47.79	56.07
Operating netback per boe ($ per boe)	27.70	29.26	33.94

- 16 - PENGROWTH ENERGY TRUST

	2004
	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	168,771	197,284	226,514	223,183
Net income ($000’s)	38,652	32,684	51,271	31,138
Net income per unit ($)	0.31	0.24	0.38	0.23
Net income per unit — diluted ($)	0.31	0.24	0.38	0.23
Distributable cash ($000’s)	92,895	99,021	104,304	104,598
Actual distributions paid or declared per unit ($)	0.63	0.64	0.67	0.69
Daily production (boe)	45,668	51,451	60,151	57,425
Total production (mboe)	4,156	4,682	5,534	5,283
Average realized price per boe ($ per boe)	40.37	41.83	40.90	42.08
Operating netback per boe ($ per boe)	25.71	25.71	22.77	24.31

	2003
	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	207,891	171,836	165,601	157,404
Net income ($000’s)	62,920	54,214	34,808	37,355
Net income per unit ($)	0.57	0.49	0.29	0.31
Net income per unit — diluted ($)	0.57	0.48	0.29	0.30
Distributable cash ($000’s)	108,025	79,695	81,057	77,122
Actual distributions paid or declared per unit ($)	0.75	0.67	0.63	0.63
Daily production (boe)	50,827	48,839	48,850	47,653
Total production mboe	4,574	4,444	4,494	4,384
Average realized price per boe ($ per boe)	45.21	38.60	36.65	35.78
Operating netback per boe ($ per boe)	26.50	21.11	20.54	20.43
Outlook
Based on third quarter 2005 production results, Pengrowth expects daily average production of approximately 57,500 to 58,500 boe per day for the full year 2005. This estimate incorporates production additions from the Swan Hills Unit No. 1 and Crispin acquisitions, Pengrowth’s 2005 development program and two condensate shipments from SOEP in the fourth quarter of 2005, offset by normal production declines and non-core property divestitures.
Total operating costs for 2005 are expected to increase to approximately $210 to $220 million including a full year of costs from the Murphy acquisition and those associated with the Swan Hills Unit No. 1 and Crispin acquisitions. Assuming Pengrowth’s average production results for 2005 are as forecast above, Pengrowth now estimates 2005 operating costs per boe of between $9.80 and $10.45 and combined G&A and management fees of approximately $2.05 to $2.15 per boe.
Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $185 million for 2005.
Pengrowth is pleased to announce an increase in monthly distributions during the fourth quarter to $0.25 per trust unit beginning with the December 15, 2005 distribution which is expected to result in a payout ratio of 73 to 76 percent for the full year 2005.
Pengrowth is continually evaluating its portfolio for optimization opportunities. In addition to the property sales which closed in the third quarter of 2005, purchase and sale agreements have been executed with several parties to acquire from Pengrowth non-core properties with associated production of approximately 400 boe per day for gross proceeds of approximately $20 million, before adjustments. These divestments were previously disclosed in the second quarter of 2005 and are now expected to close in the fourth quarter.
In connection with statements made in the 2005 Federal Budget, the Department of Finance released a consultation paper on September 8, 2005 titled Tax and Other Issues Related to Publicly Listed Flow-Through Entities. The consultation process may result in changes to the regulatory or tax environment for Pengrowth and its unitholders which could adversely impact Pengrowth’s trust unit price and distribution.
Pengrowth has sought and achieved compliance with applicable legal and regulatory provisions. On July 27, 2004, Pengrowth implemented a Class A and Class B trust unit structure to manage the level of non-resident ownership of the Fund. Subsequent to

PENGROWTH ENERGY TRUST - 17 -
implementation of the structure, and prior to June 1, 2005, Pengrowth achieved foreign ownership below a threshold of 49.75% in accordance with an advance tax ruling by Canada Revenue Agency essentially confirming the status of Pengrowth Trust as a Mutual Fund Trust under the Income Tax Act (Canada).
To the extent that Class A trust units in the future represent less than the ownership threshold of 49.75 percent, conversion of Class B trust units to Class A trust units is permissible under the Trust Indenture. Pengrowth proposed a new form of reservation system that was approved in principle by unitholders at the Annual & Special Unitholder Meeting on April 26, 2005 in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. Pengrowth is currently working with Computershare Trust Company of Canada to design an appropriate system and proposes to make a press release in respect to the implementation of the system during the fourth quarter.
James S. Kinnear
Chairman, President and Chief Executive Officer
November 3, 2005

- 18 - PENGROWTH ENERGY TRUST
Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES (All volumes stated below are net to Pengrowth unless otherwise stated)
NORTHEAST BRITISH COLUMBIA
•	Successfully drilled one oil well at Oak Baldonnel (100 percent working interest) and testing is currently underway.

•	Completed Reservoir Simulation on Oak Cecil C Pool. Identified an infill drilling opportunity for the fourth quarter.

•	Delineated Notikewin play over Bulrush area for first quarter 2006 activity.

•	Sirius/Prespatou Gas Facility was brought online in July (90 percent working interest) with 4.0 mmcf per day gross throughput.

•	Two non-operated recompletions (33.33 percent working interest) yielded 1.0 mmcf per day at Bonanza and will be tied-in during the fourth quarter.

•	Two parcels were purchased at Crown land sales for prospects to be drilled in 2006.
SOUTHERN
•	A 100 percent working interest well in the West Pembina area came on production at 1.0 mmcf per day.

•	A non-operated gas well (20 percent working interest) was tested in the Notikewin formation at 320 mcf per day.

•	Pengrowth increased its undeveloped land position at West Pembina during the quarter.

•	During the third quarter, 44 wells of a 52 well program for the Milk River and Medicine Hat formations at Princess, Alberta were drilled, completed, fracture stimulated and tied-in (mainly in the third quarter). These wells should come on production November 1, 2005. The drilling of the remaining eight wells was deferred to 2006.
•	Wells which came on during the third quarter include two Belly River (284 mcf and 250 mcf per day), one Ellerslie (460 mcf per day) and one additional well was drilled and is awaiting completion.

•	Imperial Oil Resources served notice of their intent to commence the drilling of a gas well at Quirk Creek. Pengrowth is participating in this well with a working interest of 68 percent.

PENGROWTH ENERGY TRUST - 19 -
CENTRAL
Judy Creek
•	A new miscible pattern is beginning to see response with incremental oil production of 283 barrels of oil per day.

•	One producer reactivation added 25 barrels of oil per day.

•	Pengrowth acquired 4,000 acres at Crown land sales on parcels directly offsetting the Judy Creek A & B pools.

•	Two farm-in wells were drilled by industry partners.

•	The Judy Creek Plant Acid Gas Injection project is underway with the testing of a prospective injection well. The acid gas compressor is on order and Alberta Environment has granted an extension to the current plant license to July, 2006 to allow time for the implementation of this project.
McLeod
•	One well drilled at a Gething location was dry and abandoned.
Weyburn Unit
•	Fourteen oil wells were drilled in the third quarter. These were a combination of horizontals and vertical re-entries for horizontal production. Production response to the drilling and CO2 injection programs has been favourabel.
Hanlan
•	At the Hanlan Unit and Hanlan Robb Gas Plant one gas well was drilled and expected onstream in September, 2005. The initial in-line flow test (3.3 mmcf per day gross) is now being analyzed by the operator and is slated to come onstream in February 2006.
South Swan Hills Unit
•	Two wells were rig released from drilling in the third quarter. Plans are in place to test these multi-legged horizontal oil wells in the east platform area. The operator has not yet reported results.
Swan Hills Unit No. 1
•	The final three oil producers in a seven well drilling program came onstream in the third quarter. The last two of a four oil well reactivation program came onstream in July.

- 20 - PENGROWTH ENERGY TRUST
HEAVY OIL
•	Three development wells were drilled in East Bodo, one of which is a horizontal well. These wells were drilled to change the waterflood pattern from an inverted nine spot to a line drive. Pengrowth expects initial primary production for up to a year before conversion to a line drive.

•	A non-operated development well was drilled and cased at South Bodo (35 percent working interest).

•	One development well in Cosine and one development well in Plover are expected to be completed as gas wells with the potential for up to four development infill opportunities. All are expected to be tied-in in the fourth quarter of 2005.

•	The polymer skid for the East Bodo polymer pilot has been ordered. It is now under construction with delivery, installation and polymer injection to start in 2006.

•	A large 3-D seismic program in the East Bodo area has been initiated for development potential and possible surveillance of the East Bodo waterflood and polymer pilot.
SABLE OFFSHORE ENERGY PROJECT
   Production
•	Third quarter gross raw gas production from the five SOEP fields, Thebaud, Venture, North Triumph, Alma and South Venture averaged 432 mmcf per day gross ( 36.3 mmcf per day net).

•	Monthly raw production for July, August, and September was 414 mmcf per day gross (36.3 mmcf per day net), 446 mmcf per day gross (37.5 mmcf per day net) and 435 mmcf per day gross (36.5 mmcf per day net), respectively.

•	Pengrowth also had a 65,000 bbl condensate sale in August.

•	The Venture 7 (V7) development well was spudded on August 5, 2005. As of September 30, 2005 the V7 well was at a drilled depth of 5,666 meters with a projected total depth of 6,444 meters. The V7 well is expected to start production by year-end.
  Tier II Status
•	Fabrication of the compression topsides, jacket and piles is approximately 40 percent complete.

•	Cut-in work in preparation for the compressor installation is in progress at the Thebaud facilities.

•	In-service date for the compressor is scheduled for late 2006.

PENGROWTH ENERGY TRUST - 21 -
Consolidated Balance Sheets

	As at	As at
	September 30	December 31
(Stated in thousands of dollars)	2005	2004
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$997	$—
Accounts receivable	127,392	104,228
Inventory	—	439

	128,389	104,667

REMEDIATION TRUST FUND	9,113	8,309

DEFERRED CHARGES (Note 6)	5,679	3,651

GOODWILL (Note 3)	183,385	170,619

PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	2,090,399	1,989,288

	$2,416,965	$2,276,534

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$—	$4,214
Accounts payable and accrued liabilities	107,089	80,423
Distributions payable to unitholders	73,323	70,456
Due to Pengrowth Management Limited	5,096	7,325
Note payable	15,000	15,000
Current portion of contract liabilities	5,409	5,795

	205,917	183,213

NOTE PAYABLE	20,000	20,000

CONTRACT LIABILITIES	14,256	18,216

LONG-TERM DEBT (Note 2)	422,220	345,400

ASSET RETIREMENT OBLIGATIONS (Note 5)	183,452	171,866

FUTURE INCOME TAXES	103,261	75,628

TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 4)	2,504,125	2,383,284
Contributed surplus (Note 4)	3,186	1,923
Accumulated earnings	936,720	727,057
Accumulated distributions paid or declared	(1,976,172)	(1,650,053)

	1,467,859	1,462,211

SUBSEQUENT EVENT (Note 10)

	$2,416,965	$2,276,534

See accompanying notes to the consolidated financial statements.

- 22 - PENGROWTH ENERGY TRUST
Consolidated Statements of Income and Accumulated Earnings

	Three months ended		Nine months ended
(Stated in thousands of dollars)	September 30		September 30
(Unaudited)	2005	2004	2005	2004

REVENUES
Oil and gas sales	$304,484	$226,514	$797,587	$592,569
Processing and other income	2,039	2,871	11,771	8,495
Royalties, net of incentives	(57,414)	(49,207)	(145,879)	(111,274)

	249,109	180,178	663,479	489,790
Interest and other income	74	78	1,916	1,204

NET REVENUE	249,183	180,256	665,395	490,994

EXPENSES
Operating	57,371	47,163	156,885	117,149
Transportation	1,969	2,423	5,584	5,797
Amortization of injectants for miscible floods	5,969	4,694	17,322	14,721
Interest	5,644	8,650	16,786	20,582
General and administrative	7,559	6,142	21,765	17,538
Management fee	3,537	2,493	11,588	10,317
Foreign exchange gain (Note 7)	(12,255)	(13,688)	(8,470)	(6,651)
Depletion and depreciation	73,541	69,323	213,594	177,923
Accretion (Note 5)	3,578	3,093	10,531	7,465

	146,913	130,293	445,585	364,841

NET INCOME BEFORE TAXES	102,270	49,963	219,810	126,153

INCOME TAX EXPENSE (RECOVERY)
Capital	2,116	1,474	4,722	2,849
Future	(89)	(2,782)	5,425	697

	2,027	(1,308)	10,147	3,546

NET INCOME	$100,243	$51,271	$209,663	$122,607

Accumulated earnings, beginning of period	836,477	644,648	727,057	573,312

ACCUMULATED EARNINGS, END OF PERIOD	$936,720	$695,919	$936,720	$695,919

NET INCOME PER UNIT (Note 4)
Basic	$0.631	$0.377	$1.341	$0.927
Diluted	$0.629	$0.376	$1.337	$0.923

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 23 -
Consolidated Statements of Cash Flow

	Three months ended		Nine months ended
(Stated in thousands of dollars)	September 30		September 30
(Unaudited)	2005	2004	2005	2004

CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$100,243	$51,271	$209,663	$122,607
Depletion, depreciation and accretion	77,119	72,416	224,125	185,388
Future income taxes	(89)	(2,782)	5,425	697
Contract liability amortization	(1,448)	(1,555)	(4,346)	(2,379)
Amortization of injectants	5,969	4,694	17,322	14,721
Purchase of injectants	(6,861)	(3,031)	(20,176)	(12,239)
Expenditures on remediation	(1,676)	(1,199)	(4,300)	(4,029)
Unrealized foreign exchange gain (Note 7)	(12,860)	(14,440)	(8,180)	(6,980)
Trust unit based compensation	608	554	2,137	1,925
Deferred charges	(4,283)	—	(4,283)	—
Amortization of deferred charges	1,465	473	2,255	1,420
Changes in non-cash operating working capital (Note 8)	789	9,857	1,840	9,749

	158,976	116,258	421,482	310,880

FINANCING
Distributions	(109,455)	(88,293)	(323,252)	(251,822)
Change in long-term debt, net	(26,428)	14,680	64,541	339,680
Proceeds from issue of trust units	15,477	13,036	32,007	218,205

	(120,406)	(60,577)	(226,704)	306,063

INVESTING
Expenditures on property acquisitions	(2,861)	(20,852)	(94,427)	(574,045)
Expenditures on property, plant and equipment	(40,050)	(43,455)	(114,486)	(107,020)
Proceeds on property dispositions	18,623	—	18,623	—
Change in remediation trust fund	(272)	(276)	(804)	(949)
Purchase of marketable securities	—	(2,680)	—	(2,680)
Change in non-cash investing working capital (Note 8)	1,527	1,385	1,527	(959)

	(23,033)	(65,878)	(189,567)	(685,653)

CHANGE IN CASH AND TERM DEPOSITS	15,537	(10,197)	5,211	(68,710)

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	(14,540)	5,641	(4,214)	64,154

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT END OF PERIOD	$997	$(4,556)	$997	$(4,556)

See accompanying notes to the consolidated financial statements.

- 24 - PENGROWTH ENERGY TRUST
Notes To Consolidated Financial Statements
(Unaudited)
September 30, 2005
(Tabular dollar amounts are stated in thousands of dollars except per trust unit amounts)
1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust, Pengrowth Corporation and its subsidiaries (collectively referred to as “Pengrowth”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2004.

TRUST UNIT AWARD PLAN

Effective July 13, 2005, Pengrowth established a new incentive plan to reward and retain employees whereby Class B trust units and cash to offset the estimated taxable benefit will be awarded to eligible employees. Employees will receive one half of the trust units and cash on January 1, 2006 and one half of the trust units and cash on July 1, 2006. Any appreciation or depreciation in the Class B trust units over the vesting period accrues to the eligible employees.

Pengrowth acquired the Class B trust units to be awarded under the plan on the open market for $4.3 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight line basis over one year. In addition, the cash portion of the incentive plan of approximately $1.5 million is being accrued on a straight line basis over one year. Any unvested trust units will be sold on the open market. During the three months ended September 30, 2005 $1.4 million has been charged to net income.

TRUST UNIT BASED COMPENSATION PLANS

Pengrowth has trust unit based compensation plans under which directors, officers, employees and special consultants of Pengrowth and the Manager are eligible to receive trust unit options and rights. Pengrowth records compensation expense and a corresponding decrease to contributed surplus in respect of rights incentive options granted on or after January 1, 2003. The amount of compensation expense is reduced and a corresponding increase to contributed surplus recorded for rights incentive options which are subsequently cancelled prior to vesting.

Compensation expense is based on a fair value method. The fair value of rights incentive options granted during the nine months ended September 30, 2005 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option. For the three months ended September 30, 2005, compensation expense of $250,000 (September 30, 2004 — $312,000) and for the nine months ended September 30, 2005 compensation expense of $1,308,000 (September 30, 2004 — $938,000) related to the rights incentive options was recorded.

LONG TERM INCENTIVE PLAN

Effective January 1, 2005, the Board of Directors approved a Long Term Incentive Plan. Under the Long Term Incentive Plan for permanent employees of Pengrowth and other designated participants, deferred entitlement trust units are granted based on a grant value as a percentage of an individual’s base salary and an established weighting of deferred entitlement trust units and/or rights incentive options that is dependent on an individual’s position within the organization. The deferred entitlement trust units fully vest and are converted to Pengrowth Energy Trust Class B trust units (Class B trust units) on the third anniversary year from

PENGROWTH ENERGY TRUST - 25 -
the date of grant and will receive distributions prior to the vesting date in the form of additional deferred entitlement trust units. However, the number of deferred entitlement trust units actually issued to each participant at the end of the three year vesting period will be subject to a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of Class B trust units issued from treasury may range from zero to one and one-half times the number of deferred entitlement trust units granted plus accrued deferred entitlement trust units through the deemed re-investment of distributions.

Compensation expense related to deferred entitlement trust units is based on the fair value of the deferred entitlement trust units at the date of grant. The number of Class B trust units awarded at the end of the vesting period is subject to certain performance conditions. Compensation expense incorporates the estimated fair value of the deferred entitlement trust units at the date of grant and an estimate of the relative performance multiplier. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. An estimate of forfeiture has not been made; rather compensation expense is reduced for actual forfeitures as they occur. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to Contributed Surplus. Upon issuance of the Class B trust units at the end of the vesting period, trust unit holders’ capital is increased and contributed surplus is reduced. For the three months ended and nine months ended September 30, 2005, Pengrowth recorded compensation expense of $358,000 and $795,000, respectively associated with the deferred entitlement trust units. Compensation expense associated with the deferred entitlement trust units was based on the weighted average estimated fair value of $18.69 per deferred entitlement trust unit.

2.	LONG TERM DEBT

	As at	As at
	September 30,	December 31,
	2005	2004

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93% due April 2010	$174,165	$180,300
U.S. $50 million senior unsecured notes at 5.47% due April 2013	58,055	60,100

	232,220	240,400
Canadian dollar revolving credit borrowings	190,000	105,000

	$422,220	$345,400

On September 30, 2005 Pengrowth had a $470 million revolving unsecured credit facility syndicated among eight financial institutions of which approximately $295 million remained unutilized. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $21 million. The credit facility is an extendible 364 day revolving facility with a three year amortization period. The credit facility will revolve until June 16, 2006 and is extendible at that time at the lenders’ option. In the event the facility is not renewed, any amount outstanding would be repaid in equal quarterly instalments over the three year period. Pengrowth can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for the one year following the date of non-renewal. Pengrowth also has a $35 million demand operating line of credit. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. LIBOR rates plus applicable margins, depending on the form of borrowing by Pengrowth. The margin and stamping fees vary from 0.25 percent to 1.40 percent on the new revolving credit facility depending on financial statement ratios and the form of borrowing.

3.	CORPORATE ACQUISITION

On April 29, 2005, Pengrowth acquired all of the issued and outstanding shares of Crispin Energy Inc. (Crispin) which held interests in oil and natural gas assets mainly in Alberta. The shares were acquired on the basis of exchanging 0.0725 Class B trust units of Pengrowth Energy Trust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of Pengrowth Energy Trust for each share held by non-Canadian resident shareholders of Crispin. The average value assigned to each trust unit issued was $20.80 based on the weighted average trading price of the Class A and Class B trust units for a period before and after the acquisition was announced. Pengrowth Energy Trust issued 3,538,581 Class B trust units and 686,732 Class A trust units valued at $88 million. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

- 26 - PENGROWTH ENERGY TRUST

Allocation of purchase price:

Working capital	$1,655
Property, plant, and equipment	121,729
Goodwill	12,766
Long-term debt	(20,459)
Asset retirement obligations	(4,038)
Future income taxes	(22,208)

$89,445

Cost of acquisition:
Trust units issued	$87,960
Acquisition costs	1,485

$89,445

Property, plant and equipment of $122 million represents the estimated fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill of $13 million, which is not deductible for tax purposes, was determined based on the excess of the total cost of the acquisition less the value assigned to the identifiable assets and liabilities including the future income tax liability.

The future income tax liability was determined based on an enacted income tax rate of approximately 34 percent as at April 29, 2005. Results from operations of the acquired assets of Crispin subsequent to April 29, 2005 are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of Crispin’s net assets is still pending.

4.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

Undeclared Trust Units:

	9 Months Ended		12 Months Ended
	September 30, 2005		December 31, 2004
	Number		Number
Trust units issued	of units	Amount	of units	Amount

Balance, beginning of period	73,325	$1,123	123,873,651	$1,872,924

Issued for cash	—	—	10,900,000	200,560
Less: issue expenses	—	—	—	(10,710)
Issued for cash on exercise of trust units options and rights	—	—	547,974	8,735
Issued for cash under Distribution Reinvestment Plan (DRIP)	—	—	543,888	9,636
Trust unit rights incentive plan (non-cash exercised)	—	—	—	259
Royalty units exchanged for trust units	—	—	700	—

Balance, prior to conversion	—	—	135,866,213	$2,081,404
Converted to Class A or Class B trust units	(25,556)	(392)	(135,792,888)	(2,080,281)

Balance, end of period	47,769	$731	73,325	$1,123

PENGROWTH ENERGY TRUST - 27 -
Class A Trust Units:

	9 Months Ended		For the period from
	September 30, 2005		July 27, 2004 to Dec 31, 2004
	Number		Number
Trust units issued	Of units	Amount	of units	Amount

Balance, beginning of period	76,792,759	$1,176,427	—	$—
Issued for the Crispin acquisition (non-cash) (Note 3)	686,732	19,002	—	—
Trust units converted	45,082	691	76,792,759	1,176,427

Balance, end of period	77,524,573	$1,196,120	76,792,759	$1,176,427

Class B Trust Units:

	9 Months Ended		For the period from
	September 30, 2005		July 27, 2004 to Dec 31, 2004
	Number		Number
Trust units issued	Of units	Amount	of units	Amount

Balance, beginning of period	76,106,471	$1,205,734	—	$—
Trust units converted	(19,526)	(299)	59,000,129	903,854
Issued for cash	—	—	15,985,000	298,920
Less: issue expenses	—	—	—	(15,577)
Issued for the Crispin acquisition (non-cash) (Note 3)	3,538,581	68,958	—	—
Issued for cash on exercise of trust units options and rights	1,235,557	17,449	746,864	11,516
Issued for cash under Distribution Reinvestment Plan (DRIP)	829,918	14,558	374,478	6,750
Trust unit rights incentive plan (non-cash exercised)	—	874	—	271

Balance, end of period	81,691,001	$1,307,274	76,106,471	$1,205,734

As at September 30, 2005 Pengrowth had 159,263,343 trust units (December 31, 2004 – 152,972,555 trust units) outstanding.

Per Trust Unit Amounts

The per trust unit amounts of net income are based on the following weighted average trust units outstanding for the period. The weighted average trust units outstanding for the three months ended September 30, 2005 were 158,789,481 trust units (September 30, 2004 – 135,906,487 trust units) and for the nine months ended September 30, 2005 were 156,318,245 trust units (September 30, 2004 – 132,213,280 trust units). In computing diluted net income per trust unit, 507,494 trust units were added to the weighted average number of trust units outstanding during the three months ended September 30, 2005 (September 30, 2004 – 633,751 trust units) and 502,233 trust units were added for the nine months ended September 30, 2005 (September 30, 2004 – 623,464 trust units) for the dilutive effect of trust unit options, rights and deferred entitlement trust units. For the three months ended September 30, 2005, 10,140 options and rights (September 30, 2004 – 958,292 options and rights) and for the nine months ended September 30, 2005, 549,284 options and rights (September 30, 2004 – 781,161 options and rights) were excluded from the diluted net income per trust unit calculation as their effect is anti-dilutive.

Contributed Surplus

	9 Months Ended	12 Months Ended
	September 30, 2005	December 31, 2004

Balance, beginning of period	$1,923	$189
Trust unit rights incentive plan (non-cash expensed)	1,308	2,264
Deferred entitlement trust units (non-cash expensed)	829	—
Trust unit rights incentive plan (non-cash exercised)	(874)	(530)

Balance, end of period	$3,186	$1,923

- 28 - PENGROWTH ENERGY TRUST
Trust Unit Option Plan

As at September 30, 2005, options to purchase 365,200 Class B trust units were outstanding (December 31, 2004 – options to purchase 845,374 Class B trust units) that expire at various dates to June 28, 2009.

	9 Months Ended		12 Months Ended
	September 30, 2005		December 31, 2004
		Weighted		Weighted
	Number	Average	Number	Average
Trust unit options	Of options	Exercise price	of options	Exercise price

Outstanding at beginning of period	845,374	$16.97	2,014,903	$17.47
Exercised	(452,424)	$16.37	(838,789)	$16.82
Expired	(2,400)	$15.25	(325,200)	$20.44
Cancelled	(25,350)	$18.98	(5,540)	$16.53

Outstanding and exercisable at period-end	365,200	$17.57	845,374	$16.97

Rights Incentive Plan

As at September 30, 2005, rights to purchase 1,553,576 Class B trust units were outstanding (December 31, 2004 — rights to purchase 2,011,451 Class B trust units) that expire at various dates to July 7, 2010.

	9 Months Ended		12 Months Ended
	September 30, 2005		December 31, 2004
		Weighted		Weighted
	Number	Average	Number	Average
Rights incentive options	of rights	Exercise price	of rights	Exercise price

Outstanding at beginning of period	2,011,451	$14.23	1,112,140	$12.20
Granted (1)	521,312	$18.18	1,409,856	$17.35
Exercised	(783,133)	$12.82	(456,049)	$13.47
Cancelled	(196,054)	$17.12	(54,496)	$14.19

Outstanding at period-end	1,553,576	$14.88	2,011,451	$14.23

Exercisable at period-end	720,191	$13.13	1,037,078	$12.48

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant
Long Term Incentive Program

As at September 30, 2005, 150,529 deferred entitlement trust units were outstanding, including accrued distributions re-invested to September 15, 2005. The deferred entitlement trust units vest on various dates to July, 2008.

Number of deferred
entitlement trust
units

Outstanding, beginning of period	—
Granted	170,983
Cancelled	(20,454)

Outstanding, end of period	150,529

Compensation expense associated with the deferred entitlement trust units was based on the weighted average estimated fair value of $18.69 per deferred entitlement trust unit.

PENGROWTH ENERGY TRUST - 29 -
5.	ASSET RETIREMENT OBLIGATIONS

	For the nine months ended	For the year ended
	September 30,	December 31,
	2005	2004

Asset retirement obligations, beginning of period	$171,866	$102,528
Increase (decrease) in liabilities related to:
Acquisitions	6,347	44,368
Additions	1,302	2,681
Disposals	(2,294)	—
Revisions	—	16,087
Accretion expense	10,531	10,642
Liabilities settled during the period	(4,300)	(4,440)

Asset retirement obligations, end of period	$183,452	$171,866

6.	DEFERRED CHARGES

	As at	As at
	September 30,	December 31,
	2005	2004

Imputed interest on note payable (net of accumulated amortization of $2,543)	$1,065	$2,020
U.S. debt issue costs (net of accumulated amortization of $739)	1,402	1,631
Deferred compensation expense (net of accumulated amortization of $1,071)	3,212	—

	$5,679	$3,651

7.	FOREIGN EXCHANGE

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$12,860	$14,440	$8,180	$6,980
Realized foreign exchange gain (loss)	(605)	(752)	290	(329)

	$12,255	$13,688	$8,470	$6,651

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

- 30 - PENGROWTH ENERGY TRUST
8.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

Cash provided by (used for):

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Accounts receivable	$(24,052)	$(11,157)	$(21,508)	$(34,713)
Inventory	—	(113)	439	170
Accounts payable and accrued liabilities	23,884	19,701	25,138	39,128
Due to Pengrowth Management Limited	957	1,426	(2,229)	5,164

	$789	$9,857	$1,840	$9,749

Change in Non-Cash Investing Working Capital Cash provided by (used for):

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Accounts payable for capital accruals	$1,527	$1,385	$1,527	$(959)

Cash Payments

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Cash payments made for taxes	$1,787	$1,730	$4,363	$2,885
Cash payments made for interest	$2,763	$5,145	$12,952	$15,733

9.	FINANCIAL INSTRUMENTS

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at September 30, 2005, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/day)	Point	per bbl

2005
Financial:
Oct 1, 2005 – Dec 31, 2005	10,000	WTI (1)	$54.39 Cdn

2006
Financial:
Jan 1, 2006 – Dec 31, 2006	4,000	WTI (1)	$64.08 Cdn

PENGROWTH ENERGY TRUST - 31 -
Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/day)	Point	per mmbtu

2005
Financial:
Oct 1, 2005 – Dec 31, 2005	11,000	Tetco M3 (1)	$ 9.27 Cdn
Oct 1, 2005 – Dec 31, 2005	5,000	Transco Z6 (1)	$10.11 Cdn
Oct 1, 2005 – Dec 31, 2005	2,500	NGI Chicago (1)	$ 9.41 Cdn
Oct 1, 2005 – Dec 31, 2005	2,500	NYMEX (1)	$14.07 Cdn
Oct 1, 2005 – Dec 31, 2005	2,370	AECO	$ 8.35 Cdn

2006
Financial:
Jan 1, 2006 – Dec 31, 2006	2,500	Transco Z6 (1)	$10.63 Cdn
Jan 1, 2006 – Dec 31, 2006	2,370	AECO	$ 8.03 Cdn
Jan 1, 2006 – Mar 31, 2006	2,500	NYMEX (1)	$14.56 Cdn

(1)	Associated Cdn$ / U.S. $ foreign exchange rate has been fixed.
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At September 30, 2005, the amount Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $39,198,000 and $25,036,000, respectively.

Natural Gas Fixed Price Sales Contract:

Pengrowth also has a natural gas fixed price physical sales contract outstanding, the details of which are provided below:

	Volume	Price
Remaining Term	(mmbtu/day)	per mmbtu (2)

2005 to 2009
July 1, 2005 – Oct 31, 2005	3,886	$2.18 Cdn
Nov 1, 2005 – Oct 31, 2006	3,886	$2.23 Cdn
Nov 1, 2006 – Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – Apr 30, 2009	3,886	$2.40 Cdn

(2)	Reference price based on AECO
As at September 30, 2005, the fair value amount Pengrowth would pay to terminate the natural gas fixed price sales contract would be $37,822,000 (December 31, 2004 - $22,282,000).

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds approximate their fair value due to their short maturity. The fair value of the remediation trust funds at September 30, 2005 was approximately $9,207,000 (December 31, 2004 – $8,366,000). The fair value of the U.S. dollar denominated debt at September 30, 2005 was approximately $225,850,000 (December 31, 2004 - $238,726,000) based on the changes in the fair value of the underlying seven and ten year U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of Pengrowth Corporation’s notes. The fair value of the note payable at September 30, 2005, approximates its carrying value net of the imputed interest included in deferred charges.

10.	SUBSEQUENT EVENT

Purchase and sale agreements have been executed with several parties to acquire from Pengrowth non-core properties with associated production of approximately 400 boe per day for gross proceeds of approximately $20 million. These divestments were previously disclosed in the second quarter of 2005 and are now expected to close in the fourth quarter.

–32– PENGROWTH ENERGY TRUST
Corporate Information
DIRECTORS OF PENGROWTH CORPORATION
Thomas A. Cumming
Business Consultant

Kirby L. Hedrick
Business Consultant

James S. Kinnear; Chairman
President, Pengrowth Management Limited

Michael S. Parrett
Business Consultant

A. Terence Poole
Executive Vice-President, Corporate
Strategy and Development, Nova
Chemicals Corporation

William R. Stedman (Resigned effective October 28, 2005)
Chairman and Chief Executive Officer, ENTx Capital Corporation

Stanley H. Wong
President, Carbine Resources Ltd.

John B. Zaozirny; Lead Director
Counsel, McCarthy Tetrault

Director Emeritus
Thomas S. Dobson
President, T.S. Dobson Consultant Ltd.

Francis G. Vetsch
President, Vetsch Resource Management Ltd.

OFFICERS OF PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer

Christopher Webster
Chief Financial Officer

Gordon M. Anderson
Vice President, Finance

James Causgrove
Vice President, Production and Operations

William Christensen
Vice President, Strategic Planning and Reservoir Exploitation

Charles V. Selby
Vice President and Corporate Secretary

Larry B. Strong
Vice President, Geosciences
TRUSTEE
Computershare Trust Company of Canada

BANKERS
Bank Syndicate Agent: Royal Bank of Canada

AUDITORS
KPMG LLP

ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil
equivalent
boe per day*	barrels of oil equivalent per day
lt	long.tonnes
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet
mcf per day	thousand cubic feet per day
mmcf per day	million cubic feet per day
* 6 mcf of gas = 1 barrel of oil
PENGROWTH AND A STRONG COMMUNITY
Pengrowth believes in enhancing the community where our employees live and work. Pengrowth and Pengrowth Management Limited support causes and institutions both financially and through volunteer efforts and are proud of these associations and partnerships with many community-building non-profit organizations.

Pengrowth has a substantial investment in our community though many of the costs are attributed to Pengrowth Management, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships.
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.A / PGF.B

The New York Stock Exchange:
Symbol: PGH

PENGROWTH ENERGY TRUST

Head Office
Suite 2900, 240 – 4 Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
Telephone: (403) 233-0224
Toll-Free: 1 800 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website: http://www.pengrowth.com

Toronto Office
Scotia Plaza,, 40 King Street West
Suite 3006 – Box 106
Toronto, Ontario M5H 3Y2 Canada
Telephone: (416) 362-1748
Toll-Free: 1 888 744-1111
Facsimile: (416) 362-8191

Halifax Office
Purdy’s Tower 1 — Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia B3J 2N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
Contact: Jim MacDonald,
Director, East Coast Operations

London Office
33 St. James Square
London, England SW1 Y4JS
Telephone: 011 (44) 207-661-9591
Facsimile: 011 (44) 207-661-9592

INVESTOR RELATIONS
For investor relations enquiries, please
contact:
Investor Relations, Calgary
Telephone: (403) 233-0224
Toll-Free: 1 800 223-4122
Facsimile: (403) 294-0051
Email: investorrelations@pengrowth.com
or
Investor Relations, Toronto
Telephone: (416) 362-1748
Toll-Free: 1 888 744-1111
Facsimile: (416) 362-8191

Update Regarding Non-Resident Ownership and Mutual Fund Trust Status
The taxation of income trusts has become a highly topical matter in the press and a national political issue as a result. Given the attention focused on these issues, Pengrowth Energy Trust (Pengrowth) considers it prudent to provide unitholders with an update concerning Pengrowth’s status as a mutual fund trust. Pengrowth adopted the Class A and Class B trust unit structure to ensure that Pengrowth would satisfy the requirements of the Income Tax Act (Canada) (the “Tax Act”) to be a mutual fund trust.
Mutual Fund Trust Status
Maintaining its status as a mutual fund trust under the Tax Act is of fundamental importance to Pengrowth. If Pengrowth ceases to qualify as a mutual fund trust, there would be a significant adverse effect on the value of the trust units. Losing its mutual fund trust status would have significant negative tax consequences to Pengrowth and its unitholders including:
•	the trust units ceasing to be qualified investments for trusts governed by RRSPs, RRIFs, RESPs and DPSPs;
•	Pengrowth would be required to pay a tax under Part XII.2 of the Tax Act that may have additional adverse income tax consequences for certain unitholders, including non-resident persons and certain of those persons who are exempt from tax under Part I of the Tax Act;

•	Pengrowth would not be entitled to use the capital gains refund mechanism otherwise available for mutual fund trusts; and

•	the trust units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition of the trust units.
Generally speaking, in addition to several other requirements, a trust such as Pengrowth must satisfy one of two tests to be a mutual fund trust under the Tax Act. The first test is a benefit test that requires that the trust must not be established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of unitholders must be residents of Canada) (the “Benefit Test”). The second test is a property test that requires that at all times after February 21, 1990 “all or substantially all” of the trust’s property must consist of property other than taxable Canadian property (the “Property Test”). Pengrowth is aware that many of its competitors have significantly greater than 50% non-resident ownership and are relying on the Property Test to maintain their mutual fund trust status. For reasons that may be unique to Pengrowth, it was not clear that Pengrowth could rely on the Property Test, because a sale and leaseback transaction that Pengrowth entered into with Pengrowth Corporation in 1998 regarding certain facilities at Judy Creek, which was itself the subject of an advance tax ruling from the Canada Revenue Agency, may have resulted in Pengrowth’s taxable Canadian property exceeding the threshold required by the Property Test. At the time of the sale and leaseback transaction, Pengrowth’s non-resident ownership was less that 10% and there was no need to rely on the Property Test.
Implementation of the Class A and Class B Trust Unit Structure
At the annual and special meeting of unitholders held on April 22, 2004, the reclassification of our trust unit capital into Class A and Class B trust units was approved by in excess of 95% of the votes cast at the meeting. The reclassification was recommended by the Board of Directors to provide a mechanism to ensure that a majority of the outstanding trust units, after an implementation period, would be held by residents of Canada. Class B trust units can only be held by Canadian residents and they only trade on the TSX. Class A trust units may be held by anyone and trade on the TSX and the NYSE. The reclassification was implemented on July 27, 2004 by which time the level of non-resident ownership of trust units had increased to approximately 56%.

Pengrowth Tax Ruling and Comfort Letter from the Department of Finance
Pengrowth received an advance tax ruling from the Canada Revenue Agency on July 26, 2004 and an amended ruling on December 1, 2004 (collectively, the “Pengrowth Tax Ruling”) that state, in effect, that Pengrowth will continue to be a mutual fund trust if it achieved a non-resident ownership of less than 49.75% by June 1, 2005 and was a mutual fund trust prior to that date. On November 26, 2004, Pengrowth received a comfort letter from the Department of Finance (Canada) (the “November Finance Letter”) stating that the Department of Finance will recommend to the Minister of Finance that an amendment be made to the Property Test that if enacted would clarify Pengrowth’s ability to rely upon the Property Test. Although the amendment referred to in the November Finance Letter has been proposed as an amendment to the Tax Act, it has not yet been enacted by Parliament.
As a result of equity issues completed during 2004 in conjunction with Pengrowth’s acquisition of certain properties from Murphy Oil and the financing of Pengrowth’s capital programs, the issuance of a majority of Class B trust units in respect to Pengrowth’s acquisition of Crispin Energy in 2005 and the issuance of Class B trust units in accordance with the Distribution Reinvestment Program and other Pengrowth incentive plans, the ownership threshold of 49.75% was achieved prior to June 1, 2005. Pengrowth may be unique among royalty trusts in being in strict compliance with a tax ruling on residency matters.
Position of the Department of Finance
Considerable uncertainty has been caused by various announcements by the Federal Government pertaining to the residency requirements for mutual fund trusts. The Federal Budget tabled by the Minister of Finance on March 23, 2004 proposed several changes to Subsection 132(7) of the Tax Act to the effect that the Property Test would generally no longer be available to royalty trusts after December 31, 2004. Further amendments were proposed by the Department of Finance on September 16, 2004. On December 6, 2004, the minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement measures proposed in the March 23, 2004 Federal Budget. However, the changes to the mutual fund trust provisions proposed in the March 23, 2004 Federal Budget to remove the Property Test were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds. The February 23, 2005 Federal Budget contained no new provisions in respect of the residency restrictions on mutual fund trusts. Therefore, uncertainty remains as to whether or not the Property Test will be available to royalty trusts such as Pengrowth indefinitely. Unfortunately, neither the timing nor the impact of any legislative amendments can be predicted with certainty.
In addition, on September 8, 2005 the Federal government issued a consultation paper entitled “Tax and Other Issues Related to Publicly Listed Flow-Through Entities” for the purpose of launching consultations with stakeholders on tax issues related to business income trusts and other flow-through entities. On September 19, 2005 the Minister of Finance announced that the Minister of National Revenue had been requested to postpone providing any advance income tax rulings respecting flow-through entity structures, including trusts, effective immediately.
Alternatives Available to Pengrowth
At present Pengrowth is maintaining the Class A and Class B trust unit structure in compliance with the Pengrowth Tax Ruling. Until (i) Parliament enacts amendments to the Property Test in accordance with the November Finance Letter or makes other changes to the Benefit Test under the Tax Act and (ii) the Federal Government, following the current consultative process, provides further guidance as to the taxation of income and royalty trusts generally and the relative effect of foreign ownership, the Board of Directors believes that it would be prudent for Pengrowth to maintain the current A/B structure.
The Board of Directors has determined that Pengrowth should maintain maximum possible flexibility to respond appropriately to legislative amendments as they occur. In the interim, maintaining the A/B structure enables Pengrowth to remain in compliance with the Pengrowth Tax Ruling and to gain access to international capital markets through the sale of Class A trust units.
Once the Federal Government clarifies the existing uncertainty regarding non-resident ownership and the taxation of mutual fund trusts and their unitholders, the Board of Directors may determine that it is in the best interests of all unitholders to: (a) remove the residency restrictions pertaining to the holding of Class B trust units; (b) permit a free conversion of Class B trust units to Class A trust units; (c) permit the consolidation of the trust unit capital of Pengrowth; (d) allow a conversion of Class B trust units to Class A trust units over time to preserve an orderly market; (e) maintain the Class A and Class B trust unit structure until market circumstances become more favorable to both classes of unitholders; or (f) take such other action as the Board of Directors may consider appropriate.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I, JAMES S. KINNEAR, Chairman, President and Chief Executive Officer of Pengrowth Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pengrowth Energy Trust, (the issuer) for the interim period ending September 30, 2005;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
DATED November 10, 2005.

“James S. Kinnear”

Signature

Chairman, President and
Chief Executive Officer
Title

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I, CHRISTOPHER G. WEBSTER, Chief Financial Officer of Pengrowth Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pengrowth Energy Trust, (the issuer) for the interim period ending September 30, 2005;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
DATED November 10, 2005.

“Christopher G. Webster”

Signature

Chief Financial Officer
Title